Exhibit 99.2

precision drilling computershare 8th floor 100 univerity avenue toronto ontario m5j 2y1 www.computershare.com mr sam sample 123 samples street sampletown ss x9x 9x9 securty class 123 holder account number c1234567890 xxx form of proxy annual and special meeting of shareholders of precision drilling corporation to be held on thursday may 14 2020 this form of proxy is solicited by and on behalf of management. notes to proxy 1. every holder has the right to appoint some other person or company of their choice who need not be a holder to attend and act on their behalf at the meeting or any adjournment or postponement thereof. if you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of you chosen proxyholder in the space provided (see reverse). if the securites are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. if you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated and you may be required to provide documentation evidencing your power to sign this proxy. this proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. if this proxy is not dated, it will be demed to bear the date on which it is mailed by management to the holder. the securites represented by this proxy will be voted as directed by the holder, however, if usch a direction is not made in respect of any matter, this proxy will be voted as recommended by management. the securites represented by this proxy will be voted in favour or withheld a choice with respect to any matter to be acted on, the securities will be voted accordingly. this proxy confers discretionsary authority in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof, and the replacement of any nominee identified herein if such nominee becomes unable or unwilling to serve. management know of no such amendments, replacement or other matters. this proxy should be read in conjunction with the accompanying documentation provided by management. fold proxies submitted must be receieved by 10:00 am (mdt) on tuesday, may 12, 2020 vote using the telephone or internet 24 hours a day 7 days week 2. 3. 4. 5. 6. 7. 8. to vote using the telephon call the number listed below from a touch tone phone 1-866-732-vote (8683) toll free to vote using the internet go to the following web site: www.investorvote.com smartphone? scan the qr code to vote now to virtually attend the meeting you can attend the meeting virtually by visiting the url provided on the back of this proxy to receive documents electronically you can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. if you vote by telephone or the inter, do not mail back this proxy voting by mail may be the only method for securities held in the name of corporation or securities being voted on behalf of another individual voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the management nomineed named on the reverse of this proxy. instead of mailing this proxy, you may choose one of the two voting methods outlined above the vote this proxy. to vote by telephone or the inter, you will to provide your control number listed below. control number 123456789012345 01kewb cpuqc01.e.int/000001/il234 mr sam sample appointment of proxyholder i/we being holder(s) or precision drilling corporation hereby appoint: kevin a. neveu or failing this person, steven w. krablin c1234567890 xxx 123 or print the name of the persons you are appointing if this person is someone other than the management nominees listed herein. note: if you are appointing a proxyholder other than the management nominees you must return your proxy by mail and go to www.computershare.com/pdaq by 10:00 a.m. mdt on may 12, 2020, and provide computershare with the required information for your appointee so that computershare may provide the appointee with a control number via email. this control number will allow your appointee to log in to and vote at the meeting. without a control number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual and special meeting of shareholders of precision drilling corporation (the "corporation") to be held vial live audtio webcast online at https://web.lumiagrn.com/227450298 on thursday, may 14, 202 at 10:00 a.m. mdt and at any adjournment or postponed thereof. voting recommendations are indicated by highlighted text over the boxes. 1. approving the following nominees for appointment to the board of directors of the corporation for the ensuing year. for withold for withold for withold for withold for against for against michael r. culbert allen r. hagerman dr. kevin o. meyers william t. donovan steven w. krablin kevin a. neveu brian j. gibson susan m. mackenzie david w. williams 01. 02. 03. 04. 05. 06. 07. 08. 09. 2. appointing kpmg llp, chartered accountants, as the auditors of the corporation and authorizing the board of directors to fix the auditors' fees for the ensuing year. 3. accepting the corporation's approach to executive compensation, on an advisory basis ("say on pay") 4. consider a special resolution authorizing and approving a share consolidation. authorized signature(s) this section must be completed for your instructions to be executed. i/we authorize you to act in accordance with my/our instructions set out above. i/we hereby revoke any proxy previously given with respect to the meeting. if no voting instructons are indicated above, this proxy will be voted as recommended by management. signature(s) date interim financial statements mark this box if you would like to receive interim fianncial statements and accompanying management's discussion and analysis by mail. annual fiancial statements mark this box if you would not like to receive the annual financial statements and accompanying management's discussion and analysis by mail. information circular mark this box if  you would like to receive the information circular by mail for the next security holders meeting. pdaq 293944 9xx ar2 9999999999999999999 01kexc precision drilling computershare 8th floor 100 univerity avenue toronto ontario m5j 2y1 www.computershare.com mr sam sample 123 samples street sampletown ss x9x 9x9 securty class 123 holder account number c1234567890 xxx voting instructions form annual and special meeting of shareholders of precision drilling corporation to be held on thursday may 14 2020 this voting instructions form "vif" is solicited by and on behalf of management. notes to vif you are receiving the enclosed proxy-related materials because you hold securities through precision drilling corporations employee share purchase plan. If you wish to attend the meeting and vote in person, please write your name in the place provded for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the informatin circular. Consult a legal advisor if you wish to modify the authoriity of that person in any way. This vif should be signed by you in the exact manner as your name appears on the vif. If this vif is not dated it will be demed to bear the date on which it is mailed by management to you. When properly signed and delivered securities represented by this vif will be voted as directed by you, however if such a direction is not made in respect of any matter, the vif will direct the voting of the securities to be made as recommended in the documentation provided by management for the meeting. The securities represented by this vif will be voted in favour or withheld from voting or voted against each of the matters described herein as applicable in accordance with your instructions on any ballot that may be called for an if you have specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. This vif when properly executed confers discretionary authority on the appointed in respect of amendments of amendments or variations to matter identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof and the replacement of any nominee identified herein if such nominee becomes unable or unwilling to serve. Management knows of no such amendments, replacement or other matters this vif should be read inconjunction with the information circular and other proxy materials provided by management. fold proxies submitted must be receieved by 10:00 am (mdt) on tuesday, may 12, 2020 vote using the telephone or internet 24 hours a day 7 days week 1. 2. 3. 4. 5. 6. 7. 8. to vote using the telephon call the number listed below from a touch tone phone 1-866-732-vote (8683) toll free to vote using the internet go to the following web site: www.investorvote.com smartphone? scan the qr code to vote now to virtually attend the meeting you can attend the meeting virtually by visiting the url provided on the back of this proxy to receive documents electronically you can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. if you vote by telephone or the inter, do not mail back this proxy voting by mail may be the only method for securities held in the name of corporation or securities being voted on behalf of another individual voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the management nomineed named on the reverse of this proxy. instead of mailing this proxy, you may choose one of the two voting methods outlined above the vote this proxy. to vote by telephone or the inter, you will to provide your control number listed below. control number 123456789012345 01kewb cpuqc01.e.int/000001/il234 mr sam sample appointment of proxyholder i/we being holder(s) or precision drilling corporation hereby appoint: kevin a. neveu or failing this person, steven w. krablin c1234567890 xxx 123 or print the name of the persons you are appointing if this person is someone other than the management nominees listed herein. note: if you are appointing a proxyholder other than the management nominees you must return your proxy by mail and go to www.computershare.com/pdaq by 10:00 a.m. mdt on may 12, 2020, and provide computershare with the required information for your appointee so that computershare may provide the appointee with a control number via email. this control number will allow your appointee to log in to and vote at the meeting. without a control number your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual and special meeting of shareholders of precision drilling corporation (the "corporation") to be held vial live audtio webcast online at https://web.lumiagrn.com/227450298 on thursday, may 14, 202 at 10:00 a.m. mdt and at any adjournment or postponed thereof. voting recommendations are indicated by highlighted text over the boxes. 1. approving the following nominees for appointment to the board of directors of the corporation for the ensuing year. for withold for withold for withold for withold for against for against michael r. culbert allen r. hagerman dr. kevin o. meyers william t. donovan steven w. krablin kevin a. neveu brian j. gibson susan m. mackenzie david w. williams 01. 02. 03. 04. 05. 06. 07. 08. 09. 2. appointing kpmg llp, chartered accountants, as the auditors of the corporation and authorizing the board of directors to fix the auditors' fees for the ensuing year. 3. accepting the corporation's approach to executive compensation, on an advisory basis ("say on pay") 4. consider a special resolution authorizing and approving a share consolidation. authorized signature(s) this section must be completed for your instructions to be executed. i/we authorize you to act in accordance with my/our instructions set out above. i/we hereby revoke any proxy previously given with respect to the meeting. if no voting instructons are indicated above, this proxy will be voted as recommended by management. signature(s) date interim financial statements mark this box if you would like to receive interim fianncial statements